Exhibit 12.1

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Six Months Ended		Twelve Months Ended December 31,
	6/30/12	6/30/11	2011	2010	2009	2008	2007
Earnings
Income from continuing operations before income taxes*	$145.0	$138.2	$206.2	$255.5	$198.4	$192.6	$147.3
Interest expense (excluding amount capitalized)	19.1	18.9	38.3	37.7	37.4	49.5	60.9
Portion of rental expense under operating leases representative of an interest factor**	8.0	8.5	14.6	15.4	16.9	21.5	24.3

Total earnings***	$172.1	$165.6	$259.1	$308.6	$252.7	$263.6	$232.5

Fixed charges
Interest expense (including amount capitalized)	$19.4	$19.1	$39.0	$38.1	$38.3	$50.5	$61.9
Portion of rental expense under operating leases representative of an interest factor**	8.0	8.5	14.6	15.4	16.9	21.5	24.3

Total fixed charges	$27.4	$27.6	$53.6	$53.5	$55.2	$72.0	$86.2

Ratio of earnings to fixed charges	6.3	6.0	4.8	5.8	4.6	3.7	2.7

Pro forma ratio of earnings to fixed charges****	5.2		4.5

*	2007 and 2008 amounts have been retrospectively adjusted to include non-controlling interest.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges include interest expense, capitalized interest and implied interest in operating leases.
****	Pro forma ratio of earnings to fixed charges for the periods indicated were computed assuming the average outstanding commercial paper for each of the respective periods was refinanced as of January 3, 2011 using proceeds from the Company’s 3.40% Senior Notes due 2022, and the addition of interest expense associated with the settlement of forward starting swap agreements.